  EXHIBIT 99.1

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the 23rd day of August, 2020

BETWEEN:

THE PERSONS LISTED ON SCHEDULE A HERETO

(collectively, the “Securityholders” and each individually a “Securityholder”)

-and-

NOMAD ROYALTY COMPANY LTD., a corporation existing

under the laws of Canada (“Nomad”)

WHEREAS each Securityholder is the registered and/or direct or indirect beneficial owner, or has control or direction of the issued and outstanding Shares and/or Options (each as defined herein) set forth opposite such Securityholder’s name on Schedule A hereto, if any;

AND WHEREAS each Securityholder understands that Nomad and Coral are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) providing for the Arrangement (as defined herein);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Securityholder: (i) to vote its Shares (as defined herein) or cause the same to be voted in favour of the Arrangement Resolution (as defined herein); and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS each Securityholder acknowledges that Nomad would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Securityholder;

AND WHEREAS the foregoing recitals are made by a Securityholder only with respect to itself and its Securityholder Securities and, for greater certainty, are not made in relation to any other Securityholder or any other Securityholder Securities;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

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ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement:

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court as contemplated in the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between Coral and Nomad, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Shareholders, such resolution to be considered at the Coral Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Coral” means Coral Gold Resources Ltd., a corporation existing under the laws of British Columbia;

“Coral Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Coral Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Court” means the Supreme Court of British Columbia or other court as applicable;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means the time on the Effective Date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the Toronto Stock Exchange, the TSX Venture Exchange or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

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“Lock-Up Agreement” means the lock-up agreement, dated effective on or before the Effective Date between Nomad and David Wolfin in substantially the form attached hereto as Schedule D to the Arrangement Agreement;

“Option” means an option to acquire Shares granted pursuant to the Coral Stock Option Plan;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A attached to the Arrangement Agreement, as amended, modified or supplemented in accordance with the Arrangement Agreement or Article 6 of the Plan of Arrangement or at the direction of the Court as contemplated in the Arrangement Agreement;

“Securityholder” means a holder of one or more Shares or Options;

“Securityholder Securities” means all Shares and all other securities of Coral including, but not limited to, Options, owned by the Securityholder prior to the Effective Time, including: (i) all Shares issuable upon the exercise of Options owned by the Securityholder; and (ii) all securities of Coral or of any holding body corporate, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares or Options or any interest in Coral;

“Shareholder” means a holder of one or more Shares;

“Shares” means the common shares of Coral, as currently constituted; and

“U.S. Securities Act” means the United States Securities Act of 1933.

1.2 Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3 Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule A - List of Securityholders and Securityholder Securities

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ARTICLE 2

COVENANTS OF THE SECURITYHOLDERS

2.1 General

Each of the Securityholders severally, and not jointly or jointly and severally, hereby covenants and irrevocably agrees in favour of Nomad that, from the date hereof until the termination of this Agreement in accordance with Article 4, such Securityholder will, and will ensure that any holder of record of such Securityholder’s Securities will:

(a) not, and will not cause to, option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Securityholder Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, except pursuant to the Arrangement and the exercise of Options in accordance with their terms;

(b) not, and will not cause to, grant or agree to grant any proxy or other right to vote any Securityholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Securityholder Securities that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(c) not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(d) not vote or cause to be voted any Securityholder Securities in respect of any proposed action by Coral or its shareholders or affiliates or any other person in a manner which would reasonably be expected to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e) irrevocably waive to the fullest extent permitted by law any and all rights of the Securityholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(f) in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the Securityholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Securityholder Securities;

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(g) not solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate, any inquiry, indication of interest or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(h) not make any public comment or statement, written or oral, which is inconsistent with the Securityholder’s obligations under this Agreement or publicly withdraw support from the transactions contemplated by the Arrangement Agreement;

(i) advise Nomad of any purchase of securities of Coral by the Securityholder in the market, by private agreement or otherwise (and any such securities shall be deemed to be subject to the terms hereof as Securityholder Securities);

(j) take all such steps as are necessary or advisable to ensure that at the Effective Time, its Securityholder Securities will be held by such Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Securityholder Securities or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Securityholder Securities, provided however that nothing in this Section 2.1 will prevent the Securityholder, and solely in his or her capacity as a director or senior officer, from acting, on advice from counsel, in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Coral.

2.2 Voting of the Securityholder’s Shares in Favour of the Arrangement Resolution

Each Securityholder hereby agrees with Nomad that it will vote (or cause to be voted), all of the Securityholder’s Shares included in the Securityholder Securities in favour of the Arrangement Resolution, except to the extent as any Securityholder may be precluded from voting by operation of applicable laws, and any actions required in furtherance of the actions contemplated thereby at the Coral Meeting, in furtherance of the Arrangement, and on or before the tenth business day prior to the Coral Meeting, duly complete and cause forms of proxy in respect of all of the Securityholder’s Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement. Each Securityholder will provide copies of each such form of proxy or voting instruction form referred to above to Nomad concurrently with its delivery as provided for above.

2.3 Lock-Up Agreement

In the case of David Wolfin, such Securityholder agrees to enter into the Lock-Up Agreement with effect as of the Effective Time.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Securityholders

Each of the Securityholders, hereby severally, and not jointly or jointly and severally, represents and warrants to and covenants with Nomad as follows, and acknowledges that Nomad is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) Incorporation; Authorization.If such Securityholder is a corporation or other legal entity, such Securityholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Securityholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Securityholder and constitutes a legal, valid and binding agreement enforceable by Nomad against such Securityholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b) Ownership of Shares and Other Securities.Such Securityholder is, and will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Securityholder Securities (subject to (i) any adjustments contemplated by the Arrangement, (ii) the exercise of Options in accordance with their terms, and (iii) the ordinary course issuance of awards by Coral to a Securityholder under the Coral Stock Option Plan), with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.Such Securityholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c) No Agreements.No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Securityholder Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(d) Voting.Other than pursuant to this Agreement, none of such Securityholder’s Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

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(e) Consents.No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Authority which has not been made or obtained is required to be made or obtained by the Securityholder in connection with:

(i) the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement; or

(ii) the consummation of any transactions by the Securityholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(f) Legal Proceedings.There are no legal proceedings in progress or pending before any Governmental Authority or threatened against such Securityholder or any of its affiliates that would adversely affect in any manner the ability of such Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of its Securities and there is no judgment, decree or order against such Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of its Securityholder Securities.

(g) No Other Securities.The only securities of Coral beneficially owned or controlled, directly or indirectly, by such Securityholder are the Securityholder Securities set ofrth under Schedule A hereto and such Securityholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Securityholder or transfer to such Securityholder of additional securities of Coral, except for securities issued in connection with the ordinary course issuance of awards by Coral to a Securityholder under the Coral Stock Option Plan.

(h) Survival.The representations and warranties of the Securityholder set forth in this Section 3.1 shall survive the completion of the transactions contemplated in the Arrangement Agreement and, despite such completion, shall continue in full force and effect for the benefit of Nomad for a period of one year from the date of this Agreement, except for the representation and warranty in clause (b) above, which shall survive indefinitely.

3.2 Representations and Warranties of Nomad

Nomad hereby represents and warrants to each Securityholder as follows, and acknowledges that each Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) it is a corporation duly continued under the Canada Business Corporations Act, and it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

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(b) the execution and delivery of this Agreement by Nomad and the consummation by Nomad of the transactions contemplated hereunder have been duly authorized by the board of directors or similar authority of Nomad and no other internal proceedings on the part of Nomad are necessary to authorize this Agreement or the transactions contemplated hereby.This Agreement has been duly executed and delivered by Nomad and constitutes a legal, valid and binding agreement enforceable by the Securityholder against Nomad in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.Nomad is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(c) no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, a third party or any Governmental Authority is required to be obtained or made by Nomad in connection with:

(i) the execution and delivery by Nomad and enforcement against Nomad of this Agreement; or

(ii) the consummation of any transactions by Nomad provided for herein as a condition of completing such transactions, except for, in either case, the filing of insider trading reports under applicable securities legislation, and such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.

(d) The representations and warranties of Nomad set forth in this Section 3.2 shall survive the completion of the transactions contemplated in the Arrangement Agreement and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year from the date of this Agreement.

ARTICLE 4

TERMINATION

4.1 Automatic Termination

This Agreement shall automatically terminate:

(a) at the Effective Time; or

(b) in the event that the Arrangement Agreement is terminated in accordance with its terms.

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4.2 Agreement to Terminate

This Agreement may be terminated as between a Securityholder and Nomad by a written instrument executed by each of Nomad and such Securityholder.

4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void as between the applicable Securityholder and Nomad and no such party shall have liability to the other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination, in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 5

GENERAL

5.1 Further Assurances

Each of the Securityholders and Nomad will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2 No Effect on Representations and Warranties

No investigations made by or on behalf of Nomad or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Securityholder herein or pursuant hereto.

No investigations made by or on behalf of the Securityholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by Nomad herein or pursuant hereto.

5.3 Disclosure

Except as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed.Notwithstanding the above, the parties agree and consent to the existence and terms and conditions of this Agreement being disclosed in any news release or information circular relating to the Coral Meeting, and the filing of a copy thereof by Coral at www.sedar.com.

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5.4 Assignment; Enurement

Subject to prior written notice to each Securityholder, Nomad may assign all or part of its rights under this Agreement to a direct or indirect wholly owned subsidiary of Nomad, but, if such assignment takes place, Nomad shall continue to be liable jointly and severally with the assignee for any obligations hereunder.This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed. The provisions of this Agreement will be binding upon and enure to the benefit of the parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

5.5 Time

Time shall be of the essence of this Agreement.

5.6 Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

5.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

5.8 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.9 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by a Securityholder and Nomad.

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5.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, in the case of:

(a) Nomad, addressed as follows:

Nomad Royalty Company Ltd.
1275 Av. des Canadiens-de-Montréal
Suite 500
Montréal, Quebec H3B 0G4

Attention: Vincent Metcalfe, Chief Executive Officer
E-mail: [redacted] [private information]

and

Attention: Joseph de la Plante, Chief Investment Officer
E-mail: [redacted] [private information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
800, rue du Square-Victoria, bureau 3500
Montréal, Québec H4Z 1E9

Attention: Sébastien Bellefleur
Email: sbellefleur@fasken.com

(b) a Securityholder, addressed as follows:

c/o Coral Gold Resources Ltd.
900 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attn: David Wolfin, President and Chief Executive Officer
Email: [redacted] [private information]

with a copy (which will not constitute notice) to:

Harper Grey LLP
3200 - 650 W Georgia Street
Vancouver British Columbia V6B 4P7

Attention: Paul Bowes
Email: pbowes@harpergrey.com

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

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5.11 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

5.12 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement. Each of the parties hereby acknowledges that it fully understands this Agreement.

5.13 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.14 Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier or other electronic transmission.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ David Wolfin	)
Name: David Wolfin	)
)

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ Andrew Kaplan	)
Name: Andrew Kaplan	)
)

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ Ron Andrews	)
Name: Ron Andrews	)
	)	:

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ Russell Price	)
Name: Russell Price	)
)

Signature Page to Support and Voting Agreement

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ Nathan Harte	)
Name: Nathan Harte	)
)

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
/s/ Dorothy Chin	)
Name: Dorothy Chin	)
)

Signature Page to Support and Voting Agreement

NOMAD ROYALTY COMPANY LTD.

By:	/s/ Vincent Metcalfe
Name: Vincent Metcalfe
Title: Chief Executive Officer

 Signature Page to Support and Voting Agreement

SCHEDULE A

Securityholders

Name of Securityholder	No. of Options	No. of Shares

David Wolfin, CEO	1,500,000	8,581,728
Andrew Kaplan (Independent Director)	450,000	575,000
Ron Andrews (Independent Director)	500,000	821,500
Russell Price (Independent Director)	350,000	0
Nathan Harte (CFO)	105,000	30,000
Dorothy Chin (Corporate Secretary)	200,000	0

David Wolfin (CEO) has only control and direction over the following:
Debbie Wolfin (spouse of Mr. Wolfin)	0	400,750
Estate of Lou Wolfin (deceased father of Mr. Wolfin – to be distributed to Mr. Wolfin and his family)	0	102,500
Frobisher Securities Ltd.	0	6,315,102
Joan Wolfin Alter Ego Trust No. 1 (“JWAET”)	0	1,389,904

TOTAL:	3,105,000	18,216,484